Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

August 4, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 8/9

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi /pc

Joseph R. Manghisi
Holland & Knight LLP

3114490_v1

CONSOLIDATED FINANCIAL RESULTS
FOR THE FIRST QUARTER PERIOD OF THE YEAR ENDING MARCH 2006

August 1, 2005

Name of the Listed Company	**Japan Tobacco Inc.**
Listed Stock Exchanges	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
Stock Code	2914
Head Office	Tokyo
URL	http://www.jti.co.jp
Representative	Katsuhiko Honda, President, Chief Executive Officer and Representative Director
Contact	Masakazu Shimizu, Chief Communications Officer
Telephone	(81)3- 3582 - 3111

1. MATTERS RELATING TO THE PREPARATION OF QUARTERLY FINANCIAL INFORMATION

1). APPLICATION OF SIMPLIFIED ACCOUNTING PROCEDURES
The Company applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual financial statements. These quarterly financial statements are unaudited.

2). CHANGES IN ACCOUNTING POLICY
In segment information by business categories, the segment is changed partially.
For details, please refer to pp.11-13 ("SEGMENT INFORMATION").

3). CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD
Number of Consolidated Subsidiaries: 157 (Newly Consolidated Companies: 2, Exclusion from Consolidation: 5)
Number of Companies applied for the equity method: 10 (no change)

2. RESULTS FOR THE FIRST QUARTER PERIOD (April 1,2005 to June 30, 2005)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest JPY 1 million.

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of yen	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
Three months ended June 30, 2005	1,151,053	△ 0.9	85,540	26.7	84,346	28.8	47,524	9.7
Three months ended June 30, 2004	1,161,070	△ 7.0	67,495	△ 13.8	65,502	△ 14.8	43,310	-
Year ended March 2005	4,664,513		273,371		270,251		62,583	

	Net Income per Share	Diluted Net Income per Share
	yen	*yen*
Three months ended June 30, 2005	24,803.96	-
Three months ended June 30, 2004	22,162.84	-
Year ended March 2005	32,089.84	-

(Note) Percentages under "Net Sales," "Operating Income," "Recurring Profit," "Net Income" indicate changes from the corresponding figures for the previous year.

2). FINANCIAL CONDITION

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per Share
	Millions of yen	*Millions of yen*	*%*	*yen*
Three months ended June 30, 2005	2,925,471	1,547,823	52.9	807,834.44
Three months ended June 30, 2004	2,989,982	1,533,054	51.3	784,491.97
Year ended March 2005	2,982,056	1,498,203	50.2	781,813.72

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
Three months ended June 30, 2005	△ 24,135	△ 17,812	△ 14,334	775,343
Three months ended June 30, 2004	12,463	147,715	△ 11,965	749,068
Year ended March 2005	250,839	176,914	△ 202,195	829,087

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.

1.Business Results and Financial Condition

(1) Qualitative Information Regarding Progress of Consolidated Business Results

1) Overall Condition

Business Results for the First Quarter (from April 1, 2005 to June 30, 2005)

JT and its consolidated subsidiaries (hereinafter "the Group") have been continuing efforts toward complete execution of "JT PLAN-V", the medium-term management plan ending in March 2006, as well as the strategy for sustainable growth.

Through significant changes both in personnel composition and in business structure, including a voluntary retirement program, termination of the license agreement for Marlboro products and integration of domestic sales operation of JT International S.A. (hereinafter "JTI") products, JT believes that the Group has successfully laid a foundation for achieving the goal of "JT PLAN-V" in the first quarter of this fiscal year.

Net Sales

In the domestic tobacco business, net sales decreased by JPY 17.5 billion compared with the corresponding figure for the previous year due to the decline in sales volume. On the other hand, the international tobacco business showed an increase in net sales by JPY 12.5 billion compared with the corresponding figure for the previous year thanks to the sales growth. In the pharmaceuticals business, the net sales increased by JPY 0.3 billion compared with the corresponding figure for the previous year due to one-time income earned by the licensing of an anti-HIV drug. In the foods business, net sales increased by JPY 3.7 billion mainly due to the expansion of the beverage vending machine distribution network, and in the other businesses, net sales showed a decrease of JPY 9.1 billion compared with the corresponding figure for the previous year. As a result, during the current three-month period ended June 30, 2005, the total net sales achieved JPY 1,151.0 billion, but showed a decrease of JPY 10.0 billion or 0.9% compared with the corresponding figure for the previous year (see Table 1).

(Table 1) (Billions of yen)

	Three months ended		Increase/Decrease	
	June 30, 2004	June 30, 2005		
Company-wide	1,161.0	1,151.0	△10.0	△0.9%
Domestic Tobacco	883.2	865.6	△17.5	△2.0%
International Tobacco	184.3	196.8	12.5	6.8%
Pharmaceuticals	13.2	13.6	0.3	3.0%
Foods	65.3	69.1	3.7	5.8%
Others	14.9	5.7	△9.1	△61.3%

Operating Income

In addition to the decrease in personnel expenses resulting from the business restructuring in the previous year, profit growth in the international tobacco business from sales growth of Global Flagship Brands (Camel, Winston, Mild Seven, and Salem, hereinafter "GFB") contributed to the operating income of JPY 85.5 billion, showing an increase of JPY 18.0 billion or 26.7% compared with the corresponding figure for the previous year (see Table 2).

(Table 2) (Billions of yen)

	Three months ended		Increase/Decrease	
	June 30, 2004	June 30, 2005		
Company-wide	67.4	85.5	18.0	26.7%
Domestic Tobacco	50.8	59.6	8.7	17.3%
International Tobacco	13.8	19.5	5.7	41.2%
Pharmaceuticals	△1.2	0.03	1.2	-
Foods	0.9	1.0	0.06	6.3%
Others	3.0	1.8	△1.2	△39.9%

Recurring Profit

Recurring profit achieved JPY 84.3 billion, showing an increase of JPY 18.8 billion or 28.8% compared with the corresponding figure for the previous year.

Net Income

In the current three-month period ended June 30, 2005, net income was JPY 47.5 billion, increased by JPY 4.2 billion or 9.7% compared with the corresponding figure for the previous year, despite the extraordinary loss on disposal of property, plant and equipment incurred.
In this first quarter, JT adopted accounting for impairment on unused assets in accordance with "Accounting for Impairment of Fixed Assets". However the effect on such adoption is insignificant.

2) Financial Results by Business Segment

Domestic Tobacco

In the domestic tobacco business, due to domestic social factors, including continued aging of the population, consumers' growing concerns about the impact of smoking on health and reinforcement of smoking regulations, the total demand for tobacco has continued to decrease. In addition, there were several changes in the business environment, such as termination of the license agreement in Japan for Marlboro of Philip Morris International at the end of April 2005. Consequently, the share competition is growing more intense and the domestic tobacco business environment has been getting more severe. Under the circumstances, JT will increase the value of its domestic tobacco business through various measures, including the implementation of a sales-growth strategy and cost structure reform.
As the sales-growth strategy, along with the integration of JTI products for the Japan market into the domestic tobacco business since May 1, 2005, JT will strive to promote its products actively and efficiently following the market characteristics by introducing new products proactively and expanding the sales area for the products which have been launched in limited areas, focusing on the growing segments of the 1-mg tar, menthol, and premium (high price range) markets. During the current three-month period ended June 30, 2005, JT expanded the sales areas of four products (see Table 1), which had been sold only in limited areas, to nationwide in April, when strong customer support justified such expansions. In addition, JT launched 13 products in 10 brands (see Table 2) in July 2005.
In accordance with the ministerial ordinance* which partially revise the Tobacco Business Law Enforcement Regulations, new warning labels are placed on all tobacco packages which have been shipped since July 2005.
(*) finance ministerial ordinance no.103, on November 13, 2003

(Table 1)

Brands	Price/Quantity	Tar/Nicotine	Remarks
Peace Aroma Menthol Box	300 yen/ 20 cigarettes	7mg/0.6mg	Menthol product
Seven Stars Lights Box	280 yen/ 20 cigarettes	7mg/0.7mg	
Hope Super Lights	140 yen/ 10 cigarettes	6mg/0.5mg	
Caster Cool Vanilla Menthol Box	270 yen/ 20 cigarettes	3mg/0.3mg	Menthol product

(Table 2)

Brands	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Mild Seven One Menthol 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Nationwide	Menthol product
Pianissimo Peche Menthol One	300 yen/ 20 cigarettes	1mg/0.1mg	Miyagi, Yamagata	Menthol product/ Integrated JTI brand/ *D-spec product
Bevel Fina Shine Berry	300 yen/ 20 cigarettes	5mg/0.4mg	Niigata	*D-spec product
Seven Stars Revo Super Lights Box	300 yen/ 20 cigarettes	5mg/0.5mg	Shizuoka	*D-spec product
Mild Seven Prime Slim Three	300 yen/ 20 cigarettes	3mg/0.2mg	Aichi	*D-spec product
Cabin One 100's Box	270 yen/ 20 cigarettes	1mg/0.1mg	Aomori, Akita, Iwate	
isit ? Box	300 yen/ 20 cigarettes	6mg/0.5mg	Fukushima, Ibaraki, Tochigi	
isit? Menthol Box	300 yen/ 20 cigarettes	8mg/0.6mg	Fukushima, Ibaraki, Tochigi	Menthol product
Siesta	300 yen/ 20 cigarettes	5mg/0.4mg	Hyogo	
Winston Menthol Box	280 yen/ 20 cigarettes	7mg/0.5mg	Osaka, Nara, Wakayama	Menthol product/ Integrated JTI brand
Peace Smooth Aroma Box	300 yen/ 20 cigarettes	6mg/0.5mg	Okayama, Tottori	
Camel Full Flavor Box	300 yen/ 20 cigarettes	12mg/0.9mg	Kumamoto, Oita	Integrated JTI brand
Camel Mild Flavor Box	300 yen/ 20 cigarettes	6mg/0.5mg	Kumamoto, Oita	Integrated JTI brand

(*)Products which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette" are called D-spec (reduced odor) products.

In the area of cost structure reforms for profit growth, continuous efforts are being made to increase our cost competitiveness. JT closed seven tobacco plants at the end of March 2005 for an effective operation with only 10 tobacco manufacture factories from April 2005. Also, JT has been striving to develop the flexible cost structure and reduce the fixed and variable expenses via the following measures, such as consolidation of sales offices at the end of June 2005, the gradual reorganization of domestic raw material group since July 2004, and shut down of the Miyakonojo plant, one of the tobacco raw material processing plants, at the end of March 2005.
Domestic tobacco sales volume for the current three-month period ended June 30, 2005, decreased by 3.6 billion cigarettes to 50.5 billion cigarettes (Note) (down 6.8% compared with the corresponding figure for the previous year), due to several factors, such as termination of the license agreement for Marlboro products in Japan at the end of April 2005. But such decrease in sales volume is partly offset by sales increase contributed by the integration of JTI products. The domestic share represented 69.6% of the market, down 3.4% compared with the corresponding figure for the previous year. Net sales per 1,000 cigarettes, excluding cigarette tax, were JPY 3,901, down JPY 39 compared with the corresponding figure for the previous year. Net sales decreased to JPY 865.6 billion, down JPY 17.5 billion or 2.0% compared with the corresponding figure for the previous year. However, operating income achieved JPY 59.6 billion, up JPY 8.7 billion or 17.3%, compared with the corresponding figure for the previous year mainly thanks to the business restructuring measures taken last year.

(Note) Apart from the above, the domestic tobacco business sold 0.8 billion cigarettes during the current three-month period ended June 30, 2005 at duty-free shops in Japan, as well as the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

International Tobacco

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFBs to contribute to achieve company-wide management goal as a driving force of the growth in profit of the Group. At the same time, JT will continuously focus on core markets selected in the light of profitability and growth potential, and strive to constantly strengthen the business structure.

As part of the GFBs promotion for enhancing its brand value, JT is globally introducing the Mild Seven family "Blue Wind" symbol that was launched in Japan. The new package has been phased in since July 2005.

Sales volume in the international tobacco business achieved 49.0 billion cigarettes, showing an increase of 1.0 billion cigarettes or 2.0% compared with the corresponding figure for the previous year, driven by sales increase in Russia, Iran, Italy, the Ukraine and Taiwan despite sales decline in license-based Philippines, and in Turkey and Korea markets due to the tobacco tax hike, and temporary fall by inventory adjustment of distribution stock in Spanish market. Sound sales of Winston in Russia, Iran, Italy, the Ukraine and other markets contributed to GFBs sales volumeof 30.3 billion cigarettes, showing an increase of 0.3 billion cigarettes or 1.0% compared with the corresponding figure for the previous year. Net sales achieved JPY 196.8 billion and increased by JPY 12.5 billion or 6.8% compared with the corresponding figure for the previous year, due to several factors, such as sales volume increases. Operating income grew to JPY 19.5 billion, increased by JPY 5.7 billion or 41.2% compared with the corresponding figure for the previous year due to the profit growth led by GFBs' development and one-time effect resulting from streamlining of sales promotion dealing with the integration of JTI products.

(Note) 1.US$1.00 is translated into JPY 104.55 and JPY 107.36 in the three-month period ended June 30, 2005 and 2004, respectively.

2.With respect to the international tobacco business, the results for the period from January 2005 to March 2005 are incorporated into the reports as the results for the first quarter of fiscal year ending March 2006.

JT has been taking necessary measures for an unreasonable Notice of Assessment which its local subsidiaries in Canada and as well as in Russia, and the subsidiaries are operating their businesses continuously. The Group will continue to operate its businesses appropriately complying with rules in the all countries where it is operating businesses, and JT will intend to take all possible measures, including legal options, against unreasonable Notice of Assessment.

Pharmaceuticals

In the pharmaceuticals business, JT is striving to further build up and strengthen its R&D capability.

At present, JT has six drugs in the clinical development pipeline, after the anti-osteoporosis drug (JTT-305) entered into a clinical stage, while JT terminated the development of the anti-hepatitis C drug (JTK-003).

Royalty revenue from "Viracept", an anti-HIV drug, which JT co-developed with US-based Agouron Pharmaceuticals Inc. and are sold in the U.S., Europe, Japan and elsewhere, declined mainly due to increased competition in the market.

Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), JT's subsidiary, showed a decrease in net sales, although the sales of its main products such as "Futhan", protease inhibitor, "Antebate", topical adrenocortical hormone, and "Viread" increased, and "Truvada", anti-HIV drug, was launched in April 2005 as such decrease was due to a decrease in the sales of "Urinorm", uricosuric agent, and "Stronger Neo-Minophagen C," agent for liver disease / antiallergic agent, and the transfer of marketing rights for "Tacho Comb", a biological tissue conglutination dressing sheet, to ZLB Behring LLC in October 2004.

Though there was a decline in sales of Torii and in the royalty revenue from "Viracept", one-time income accompanying licensing of "JTK-303", an anti-HIV drug, to US-based Gilead Sciences surpassed the negative impacts. As a result, net sales were JPY 13.6 billion, increased by JPY 0.3 billion or 3.0% compared with the corresponding figure for the previous year. Operating income was JPY 0.03 billion, increased by JPY 1.2 billion compared with the corresponding figure for the previous year, which was loss of JPY 1.2 billion, due to the reduction of JT's R&D expenses and the one-time income previously mentioned.

With the full implementation of revised Pharmaceutical Affairs Law in April 2005, JT decided in April 2005 to close Hofu pharmaceuticals factory, its prescription pharmaceuticals production base, at the end of March 2006, and consolidated it in Torii's Sakura Plant to improve the efficiency of the function of the production.

Foods

In the foods business, JT has been implementing activities to develop and introduce new products, and strengthen existing sales channels, as well as further improve the business value through effective operation, for the purpose of boosting the profitability, leading to JT's future growth.

As for the processed foods business, JT has been continuing to enhance and enrich the product lineup such as "Obento Dai-Ninki!" series, the commercial frozen foods, and "Imadoki-Wazen" series. Also, JT has been striving to expand the scale of operation and strengthen earning capacity through aggressive introduction of highly-valued differential products, including High IG yeast extract, which was developed by JT's unique technology in seasonings.

As for the beverage business, JT has been working to steadily expand its business mainly through the vending machine operation of Japan Beverage Inc., JT's subsidiary. JT aggressively developed and launched new products that pursue thorough differentiation by the reinforcement of core brands, represented by "Roots".

Meanwhile, in order to meet wide variety of customers' demands, "JT Online Shop" (http://www.shopjt.com) has been launched since July 2005 as a new sales cannel.

Driven by the expansion of scale in the processed foods business and expansion of vending machine sales channels in the beverage business, net sales achieved JPY 69.1 billion, increased by JPY 3.7 billion or 5.8% compared with the corresponding figure for the previous year. Operating income came to JPY 1.0 billion, increased by JPY 0.06 billion or 6.3% compared with the corresponding figure for the previous year due to the aggressive investment toward sales expansion.

Other businesses

The net sales were JPY 5.7 billion and operating income was JPY 1.8 billion, decreased by JPY 9.1 billion or 61.3% and by JPY 1.2 billion or 39.9%, respectively, compared with the corresponding figures for the previous year, as the number of consolidated subsidiaries decreased through the transfer of their shares.

(2) Qualitative Information Regarding Changes of Consolidated Financial Condition

Cash and cash equivalents (hereinafter "cash") as at the end of the current three-month period ended June 30, 2005 was JPY 775.3 billion, decreased by JPY 53.7 billion compared with the corresponding figure for the previous year. (The balance was JPY 749.0 billion as at the end of the previous fiscal year.)

Cash Flow from Operating Activities

Net cash of JPY 24.1 billion was used by operating activities during the current three-month period ended June 30, 2005, showing an increase of JPY 36.5 billion compared with the corresponding figure for the previous year. This was mainly due to the cash out associated with voluntary retirement program implemented in the previous year despite domestic tobacco business generated steady cash flow.

Cash Flow from Investing Activities

Net cash of JPY 17.8 billion was used by investing activities, mainly being the acquisition of tangible assets, during the current three-month period ended June 30, 2005, increased by JPY 165.5 billion compared with the corresponding figure for the previous year. This was primarily due to a decrease in conversion of financial assets maturing over three months into "cash".

Cash Flow from Financing Activities

Net cash of JPY 14.3 billion was used in financing activities during the current three-month period ended June 30, 2005, showing an increase of JPY 2.3 billion compared with the corresponding figure for the previous year. This was mainly due to an increase in dividend payments.

2.Forecasts of consolidated business results for the fiscal year ending March 2006

There is no change in the forecasts of consolidated business results for the fiscal year ending March 2006, which was announced on April 27, 2005, when JT disclosed business results for the fiscal year ended March 2005.

(Reference)

Net sales	JPY 4,640.0 billion
Operating income	JPY 297.0 billion
Recurring profit	JPY 293.0 billion
Net income	JPY 180.0 billion

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2005 and as of June 30, 2005

			Millions of yen
	as of March 31, 2005	*as of June 30, 2005*	*Increase / Decrease*
ASSETS	**JPY**	**JPY**	**JPY**
CURRENT ASSETS:	**1,504,448**	**1,441,933**	**△ 62,515**
Cash and deposits	401,024	339,837	△ 61,187
Trade notes and accounts receivable	126,066	131,829	5,762
Marketable securities	442,694	387,964	△ 54,730
Inventories	432,827	406,990	△ 25,837
Other current assets	103,827	177,102	73,275
Allowance for doubtful accounts	△ 1,992	△ 1,791	201
FIXED ASSETS:	**1,477,579**	**1,483,527**	**5,948**
Property, plant and equipment:	**639,655**	**639,344**	**△ 310**
Buildings and structures	256,858	251,208	△ 5,650
Machinery, equipment and vehicles	140,610	141,387	776
Land	170,946	168,888	△ 2,058
Other	71,238	77,860	6,622
Intangible Assets:	**569,708**	**571,921**	**2,213**
Goodwill	321,414	331,155	9,741
Trademarks	211,523	206,132	△ 5,391
Other	36,770	34,634	△ 2,136
Investments and other assets:	**268,215**	**272,260**	**4,045**
Investment securities and other assets	273,858	278,268	4,409
Allowance for doubtful accounts	△ 5,003	△ 5,375	△ 372
Allowance for loss on investments	△ 640	△ 632	7
DEFERRED ASSETS	**27**	**9**	**△ 18**
TOTAL ASSETS	**2,982,056**	**2,925,471**	**△ 56,585**

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2005 and as of June 30, 2005

			Millions of yen
	as of March 31, 2005	*as of June 30, 2005*	*Increase / Decrease*
LIABILITIES	**JPY**	**JPY**	**JPY**
CURRENT LIABILITIES:	**742,338**	**669,747**	**△ 72,591**
Trade notes and accounts payable	111,298	141,582	30,283
Short-term bank loans	26,884	29,568	2,683
Current portion of long-term borrowings	18,811	18,508	△ 303
Other accounts payable	236,524	158,534	△ 77,989
National tobacco excise taxes payable	78,594	76,954	△ 1,639
National tobacco special excise taxes payable	14,996	13,099	△ 1,896
Local tobacco excise taxes payable	95,364	95,890	525
Income taxes payable	41,893	35,952	△ 5,941
Accrued employees' bonuses	30,309	13,771	△ 16,537
Other allowances	2,371	2,178	△ 192
Other current liabilities	85,290	83,705	△ 1,584
NON-CURRENT LIABILITIES:	**687,916**	**653,490**	**△ 34,426**
Bonds	150,000	150,000	-
Long-term borrowings	35,018	34,942	△ 75
Liabilities for retirement benefits	289,015	287,751	△ 1,264
Liabilities for retirement benefits for directors and corporate auditors	957	734	△ 223
Non-current other accounts payable	138,205	103,542	△ 34,663
Other non-current liabilities	74,719	76,519	1,800
TOTAL LIABILITIES	**1,430,255**	**1,323,237**	**△ 107,017**
MINORITY INTERESTS	**53,596**	**54,409**	**812**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**736,400**	**-**
RETAINED EARNINGS	**805,927**	**837,887**	**31,960**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**16,888**	**17,766**	**878**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 86,433**	**△ 69,651**	**16,781**
TREASURY STOCK	**△ 74,578**	**△ 74,578**	**-**
TOTAL SHAREHOLDERS' EQUITY	**1,498,203**	**1,547,823**	**49,619**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**2,982,056**	**2,925,471**	**△ 56,585**

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months ended June 30, 2004 and 2005 and for the year ended March 31, 2005

Millions of yen

	For the three months ended		Increase / Decrease	For the year ended
	June 30,2004	June 30,2005		March 31,2005
	JPY	JPY	JPY	JPY
NET SALES	**1,161,070**	**1,151,053**	**△ 10,017**	**4,664,513**
COST OF SALES	**924,298**	**914,880**	**△ 9,418**	**3,713,725**
GROSS PROFIT	**236,771**	**236,172**	**△ 599**	**950,788**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**169,275**	**150,632**	**△ 18,643**	**677,416**
OPERATING INCOME	**67,495**	**85,540**	**18,044**	**273,371**
NON-OPERATING INCOME:	**4,168**	**2,787**	**△ 1,380**	**15,949**
Interest income	423	680	256	2,015
Dividend income	846	975	128	1,300
Other	2,897	1,132	△ 1,765	12,634
NON-OPERATING EXPENSES:	**6,161**	**3,981**	**△ 2,180**	**19,069**
Interest expense	1,568	1,523	△ 45	5,147
Periodic mutual assistance association cost	573	768	195	2,292
Other	4,019	1,689	△ 2,330	11,630
RECURRING PROFIT	**65,502**	**84,346**	**18,843**	**270,251**
EXTRAORDINARY PROFIT:	**4,875**	**4,619**	**△ 255**	**79,288**
Gain on sales of property, plant and equipment	3,473	4,444	970	73,362
Other	1,401	175	△ 1,226	5,926
EXTRAORDINARY LOSS:	**2,599**	**9,077**	**6,477**	**248,206**
Loss on sale of property, plant and equipment	242	2,111	1,868	2,212
Loss on disposal of property, plant and equipment	1,345	1,660	314	13,692
Business restructuring costs	154	3,755	3,600	224,848
Loss on impairment of property, plant and equipment	-	1,396	1,396	-
Other	856	154	△ 701	7,452
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**67,778**	**79,888**	**12,109**	**101,333**
INCOME TAXES-CURRENT	**22,602**	**31,371**	**8,768**	**70,071**
INCOME TAXES-DEFERRED	**-**	**-**	**-**	**△ 38,506**
MINORITY INTERESTS	**1,865**	**992**	**△ 872**	**7,184**
NET INCOME	**43,310**	**47,524**	**4,214**	**62,583**

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the three months ended June 30, 2004 and 2005 and for the year ended March, 2005

Millions of yen

	For the three months ended June 30,2004	For the three months ended June 30,2005	Increase/ Decrease	For the year ended March 31,2005
	JPY	**JPY**	**JPY**	**JPY**
OPERATING ACTIVITIES				
Income before income taxes and minority interests	67,778	79,888	12,109	101,333
Depreciation and amortization of goodwill	31,155	30,358	△ 796	126,743
Loss on impairment of property, plant and equipment	-	1,396	1,396	-
Write down of property, plant and equipment	△ 2,629	△ 1,377	1,252	△ 62,938
Increase (decrease) in liabilities for retirement benefits (and accounting change)	164	△ 994	△ 1,158	△ 95,977
Interest income and dividend income	△ 1,270	△ 1,655	△ 384	△ 3,315
Interest expense	1,568	1,523	△ 45	5,147
(Increase) decrease in trade notes and accounts receivable	△ 5,293	△ 3,913	1,380	△ 4,422
Decrease in inventories	33,399	29,294	△ 4,105	16,995
Increase in trade notes and accounts payable	5,645	29,590	23,945	4,596
Increase in other accounts payable	△ 21,655	△ 76,387	△ 54,732	141,778
Increase (decrease) in tobacco excise taxes payable	6,490	△ 3,274	△ 9,764	△ 10,735
(Increase) decrease in long-term guarantee deposits received	△ 5,487	464	5,952	△ 26,224
Increase (decrease) in non-current other accounts payable	△ 0	△ 34,663	△ 34,662	122,244
Other, net	△ 58,755	△ 38,816	19,938	11,030
Sub-total	**51,110**	**11,435**	**△ 39,675**	**326,255**
Interest and dividend received	1,357	1,689	331	3,403
Interest paid	△ 1,517	△ 1,816	△ 299	△ 5,781
Income taxes paid	△ 38,486	△ 35,443	3,043	△ 73,037
Net cash provided by operating activities	**12,463**	**△ 24,135**	**△ 36,598**	**250,839**
INVESTING ACTIVITIES:				
Withdrawal of time deposits	22,365	131	△ 22,233	23,232
Purchases of marketable securities	△ 12,394	△ 16,235	△ 3,840	△ 56,679
Proceeds from sale and redemption of marketable securities	153,096	18,694	△ 134,401	199,180
Purchase of property, plant and equipment	△ 18,844	△ 22,967	△ 4,122	△ 71,996
Proceeds from sale of property, plant and equipment	6,675	6,385	△ 290	39,448
Purchase of intangible assets	△ 1,867	△ 2,675	△ 808	△ 7,963
Purchase of investment securities	△ 1,411	△ 304	1,106	△ 7,671
Other, net	96	△ 840	△ 936	59,364
Net cash provided by (used in) investing activities	**147,715**	**△ 17,812**	**△ 165,527**	**176,914**
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	△ 154	1,703	1,858	4,935
Repayment of long-term borrowings	△ 1,756	△ 407	1,349	△ 25,135
Dividends paid	△ 9,771	△ 15,328	△ 5,557	△ 19,542
Other, net	△ 282	△ 302	△ 19	△ 162,453
Net cash used in financing activities	**△ 11,965**	**△ 14,334**	**△ 2,369**	**△ 202,195**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**△ 806**	**2,538**	**3,344**	**1,867**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**147,406**	**△ 53,744**	**△ 201,151**	**227,426**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**601,661**	**829,087**	**227,426**	**601,661**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**749,068**	**775,343**	**26,274**	**829,087**

SEGMENT INFORMATION

OPERATIONS BY INDUSTRY SEGMENT

(For the three months ended June 30, 2004) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	1,067,585	13,203	65,352	14,929	1,161,070	-	1,161,070
(2) Intersegment sales	1,127	-	55	7,912	9,095	(9,095)	-
Total	1,068,713	13,203	65,407	22,841	1,170,166	(9,095)	1,161,070
Operating expenses	1,004,093	14,419	64,421	19,780	1,102,715	(9,140)	1,093,574
Operating income (loss)	64,619	△ 1,215	986	3,061	67,451	44	67,495

NOTE:

1. Operations by industry segment are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   1) Tobacco — Tobacco products
   2) Pharmaceuticals — Prescription drugs
   3) Foods — Beverages and processed foods
   4) Others — Rent of real estate, leasing, engineering and others
3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months ended June 30, 2004.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	24,722	897	1,220	4,287	31,127	(162)	30,964

Goodwill amortization *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	207	4	190

(For the three months ended June 30, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	865,642	196,897	13,603	69,136	5,773	1,151,053	-	1,151,053
(2) Intersegment sales	10,851	23,204	-	36	6,022	40,114	(40,114)	-
Total	876,493	220,101	13,603	69,173	11,795	1,191,167	(40,114)	1,151,053
Operating expenses	816,877	200,529	13,572	68,124	9,954	1,109,058	(43,544)	1,065,513
Operating income (loss)	59,616	19,572	31	1,048	1,841	82,109	3,430	85,540

NOTE:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.
2. Main products or services under each category are as follows:
   1) Domestic Tobacco — Tobacco products*
      *These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
   2) International Tobacco — Tobacco products
   3) Pharmaceuticals — Prescription drugs
   4) Foods — Beverages and processed foods
   5) Others — Rent of real estate, leasing, engineering and others
3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months ended June 30, 2005.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	20,722	5,314	809	1,255	3,512	31,615	(1,409)	30,205

Goodwill amortization

Millions of yen

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	-	-	-	153	-	153

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations, such as sales and distribution of imported tobacco products. Net sales of imported tobacco products via TS Network Co., Ltd. were JPY 265,196 million.

5.Changes in business segment

From the current fiscal quarter, former "Tobacco" segment is divided into "Domestic Tobacco" and "International Tobacco" segments, considering the importance of tobacco business as a whole group, where JT International S.A. conducts the main operation role, and the need for more appropriate disclosure of JT and its consolidated subsidiaries' business operations. Consequently, JT's business segments consist of "Domestic Tobacco", "International Tobacco", " Pharmaceuticals", "Foods" and "Others". Restatements after changes in business segments described above for the three months ended June 30, 2004 and for the year ended March 31, 2005, are shown following the segment information for the year ended March 31, 2005 below.

*With respect to international tobacco business, the results for the period from January 2005 to March 2005 are reported as the results for the three months ended June 30, 2005. International consolidated subsidiaries, with the core operation by JT International S.A., set the settlement date of March 31 for the first quarter.

(For the year ended March 31, 2005)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	4,284,192	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	4,857	-	203	30,439	35,500	(35,500)	-
Total	4,289,050	57,675	265,583	87,704	4,700,014	(35,500)	4,664,513
Operating expenses	4,029,385	55,820	263,635	77,278	4,426,119	(34,977)	4,391,142
Operating income (loss)	259,664	1,855	1,947	10,426	273,894	(523)	273,371

NOTE:

1. Operations by industry segment are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:

1) Tobacco	Tobacco products
2) Pharmaceuticals	Prescription drugs
3) Foods	Beverages and processed foods
4) Others	Rent of real estate, leasing, engineering and others

3.The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the year ended March 31, 2005.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	101,223	3,618	5,149	16,312	126,304	(443)	125,861

Goodwill amortization

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	833	70	882

Restatements after changes in business segments

(For the three months ended June 30, 2004) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	883,225	184,359	13,203	65,352	14,929	1,161,070	-	1,161,070
(2) Intersegment sales	15,895	10,444	-	55	7,912	34,308	(34,308)	-
Total	899,121	194,804	13,203	65,407	22,841	1,195,379	(34,308)	1,161,070
Operating expenses	848,297	180,946	14,419	64,421	19,780	1,127,864	(34,290)	1,093,574
Operating income (loss)	50,824	13,858	△ 1,215	986	3,061	67,514	(18)	67,495

NOTE:

1.The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months ended June 30, 2004.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	19,789	4,933	897	1,220	4,287	31,127	(162)	30,964

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	-	207	4	190

2.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations such as sales and distribution of foreign tobacco products. Net sales of foreign tobacco products via TS Network Co., Ltd. were JPY 239,145 million.

(For the year ended March 31, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales								
(1) Sales to customers	3,491,487	792,705	57,675	265,379	57,265	4,664,513	-	4,664,513
(2) Intersegment sales	49,549	54,932	-	203	30,439	135,125	(135,125)	-
Total	3,541,037	847,638	57,675	265,583	87,704	4,799,639	(135,125)	4,664,513
Operating expenses	3,325,204	803,179	55,820	263,635	77,278	4,525,118	(133,976)	4,391,142
Operating income (loss)	215,832	44,458	1,855	1,947	10,426	274,521	(1,149)	273,371

NOTE:

1.The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the year ended March 31, 2005.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Depreciation and amortization	80,219	21,004	3,618	5,149	16,312	126,304	(443)	125,861

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Consolidated
Goodwill amortization	△ 21	-	-	833	70	882

2.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts distribution-related operations such as sales and distribution of foreign tobacco products. Net sales of foreign tobacco products via TS Network Co., Ltd. were JPY 947,522 million.

o

Consolidated Financial and Business Results for Q1 FY 3/2006

MEET YOUR DELIGHT JT

August 1, 2005

Japan Tobacco Inc.

Cautions for this material

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions, and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

* **Corporate-wide Challenge for FY 3/2006**

Implementation of growth strategies and promotion of management activities toward sustainable growth

* **Topic during Q1 of FY 3/2006**

A new fighting force has been established to accomplish "JT PLAN-V" under changes in the personnel composition and the business structure along with the implementation of measures for enhancement of the business structure, etc.

Business Results of Q1 FY 3/2006

* **Highlights of the results**
  - The profitability was largely improved due to shift to an effective and efficient business structure at home, and a profit growth of the international tobacco business, etc.

(JPY billion)

	Q1 FY3/2005	Q1 FY3/2006	Change
Sales(including tax)	1,161.0	1,151.0	-10.0
Sales(excluding tax)	494.4	492.7	-1.6
EBITDA	98.6	115.8	17.2
Operating income	67.4	85.5	18.0
Recurring profit	65.5	84.3	18.8
Quarterly net income	43.3	47.5	4.2

Progress of Q1 FY3/2006 (Domestic Tobacco Business)

Implementation of growth strategies and further reinforcement of cost competitiveness

- JT's market share leveled off on the new measurement basis



80.0
75.0
70.0
65.0
60.0
(%)
JT's market share (on original basis)
Q1 of FY 3/2006
April: JT's original products + Marlboro
May - June: JT's original products + JTI domestic products
73.0
72.9
72.7
73.1
73.0
73.0
72.7
72.7
69.6
67.3
66.6
66.6
66.7
66.7
66.6
66.4
66.1
66.1
JT's market share (on new basis)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
FY 3/2004
FY 3/2005
FY3/2006

Note 1: Figures in the graph do not include sales from the China, Hong Kong and Macau markets and domestic duty-free sales.
Note 2: Original measurement basis: JT's original products + Marlboro to the end of April 2005 + JTI products for the Japan market from May 2005 (Camel, Winston, Salem, etc.)
New measurement basis: JT's original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

NEET YOUR DELIGHT JT

Progress of Q1 FY3/2006 (Domestic Tobacco Business)

- 1-mg tar segment



(%)
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
Market share of JT's 1-mg tar products (on new basis)
8.7
9.3
9.2
10.0
10.4
10.3
10.7
11.1
11.3
Level of share has risen
6.6
7.3
7.3
7.9
8.3
8.2
8.6
8.9
10.6
Market share of JT's 1-mg tar products (on original basis)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
FY 3/2004
FY 3/2005
FY 3/2006

- Menthol segment



(%)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
Market share of JT's menthol products (on original basis)
7.0
7.5
7.6
8.4
8.6
8.6
9.0
9.3
8.1
Share is expanding on new basis
4.2
4.3
4.5
5.2
5.6
5.5
5.8
6.1
6.3
Market share of JT's menthol products (on new basis)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
FY 3/2004
FY 3/2005
FY 3/2006

Note 1: Figures in the graph do not include sales from the China, Hong Kong and Macau markets and domestic duty-free sales.
Note 2: Original measurement basis: JT's original products + Marlboro to the end of April 2005 + JTI products for the Japan market from May 2005 (Camel, Winston, Salem, etc.)
New measurement basis: JT's original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

NEET YOUR DELIGHT JT

Progress of Q1 FY3/2006 (Domestic Tobacco Business)

* JPY300 or above product segment



%
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Market share of JT's JPY300 or above products (on original basis)
10.5
11.1
11.2
11.8
11.7
11.8
11.5
12.1
8.8
4.3
4.4
4.6
5.1
5.0
5.1
4.8
5.1
5.1
Market share of JT's JPY300 or above products (on new basis)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
FY 3/2004
FY 3/2005
FY 3/2006

* Net sales excluding tax per thousand cigarettes



(yen)
4,000
3,950
3,900
3,850
3,800
3,750
3,700
Net sales excluding tax per thousand cigarettes (on original basis)
3,850
3,923
3,934
3,943
3,940
3,942
3,937
3,946
3,901
3,758
3,825
3,840
3,845
3,844
3,844
3,840
3,845
3,845
Net sales excluding tax per thousand cigarettes (on new basis)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
FY 3/2004
FY 3/2005
FY 3/2006

Note 1: Figures in the graph do not include sales from the China, Hong Kong and Macau markets and domestic duty-free sales.
Note 2: Original measurement basis: JT's original products + Marlboro to the end of April 2005 + JTI products for the Japan market from May 2005 (Camel, Winston, Salem, etc.)
New measurement basis: JT's original products + JTI products for the Japan market (Camel, Winston, Salem, etc.)

Progress of Q1 FY3/2006 (International Tobacco Business)

Strengthen Global Flagship Brand(GFB) equity and concentrate on core markets

* **Total sales volume and GFB sales volume increased steadily.**



(Billion cigarettes)
Total sales volume
130.0
110.0
90.0
70.0
50.0
30.0
101.9
110.9
96.8
101.5
104.6
2nd half
1st half
2003
2004
2005



(Billion cigarettes)
GFB sales volume
80
70
60
50
40
30
61.0
68.7
56.5
62.7
64.4
2nd half
1st half
2003
2004
2005

Note 1: The China Division is excluded.
Note 2: For the international tobacco business, Jan-Mar 2005 results are consolidated into the Q1 FY3/2006 results

Progress of Q1 FY3/2006 (Pharmaceutical and Foods)

Pharmaceutical business

Achievement of the business goals outlined in "JT PLAN-V"*

- **The business goal was accomplished because JTT-305 entered a clinical development.**

  * "Place three compounds with the potential to become world-class drugs in clinical development" JTK-303 and JTT-302 entered clinical development during FY 3/2005.

Foods business

Aiming to further increase the business value as well as maintaining the profitable structure

- **Following the previous fiscal year, the foods business were in favorable conditions for this first quarter.**

Forecasts for FY 3/2006 (announced on April 27, 2005)

- **The first quarter ended with favorable results as expected.**
- **Forecasts for the fiscal year ending March 31, 2006 remain unchanged from the announcement on April 27, 2005.**

(JPY billion)

	FY 3/2005 Actual results	FY 3/2006 Forecasts	Change
Sales	4,664.5	4,640.0	-24.5
EBITDA	400.1	423.0	22.8
Operating income	273.3	297.0	23.6
Recurring profit	270.2	293.0	22.7
Net income	62.5	180.0	117.4
ROE	4.2%	11.4%	7.2%
FCF	269.4	108.0	-161.4

Analysis of Consolidated Financial Results for Q1 FY3/2006

MEET YOUR DELIGHT JT

Q1 FY3/2006 Results

- **Domestic Tobacco Business – Net sales excluding tobacco excise tax from JPY 302.2 billion to JPY 297.7 billion (down JPY 4.5 billion)**
  (Reference) Excluding imported tobacco sales from JPY 219.4 billion to JPY 204.5 billion (down JPY 14.8 billion)



Q1 FY3/2005
302.2
Domestic JT product sales (Volume effect)
(0.7)
Domestic JT product sales (Unit price effect)
+1.3
Domestic imported tobacco sales (through TS)
+10.3
Marlboro
(17.1)
Others
+1.7
Q1 FY3/2006
297.7
250.0
270.0
290.0
310.0
330.0
(JPY billion)

MEET YOUR DELIGHT JT

Q1 FY3/2006 Results

- **Domestic Tobacco Business – EBITDA from JPY 70.5 billion to JPY 80.3 billion (up JPY 9.7 billion)**



Q1 FY3/2005
70.5
Introduction of new products
+1.3
Cost reduction
+14.0
Leaf tobacco reappraisal profit
+3.1
Reduced marginal profit from lower sales volume
(0.5)
Marlboro
(7.0)
Ohters
(1.1)
Q1 FY3/2006
80.3
50.0
60.0
70.0
80.0
90.0
(JPY billion)

- **Domestic Tobacco Business – Operating income from JPY 50.8 billion to JPY 59.6 billion (up JPY 8.7 billion)**
  - Depreciation and amortization*: from JPY 19.7 billion to JPY 20.7 billion (up JPY 0.9 billion)

*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

MEET YOUR DELIGHT JT

Q1 FY3/2006 Results

- **International Tobacco Business – Net sales excluding tobacco excise tax from US$ 914 million to US$ 1,019 million (up US$ 105 million)**



Q1 FY3/2005
914
Volume effect
+26
Unit price and product mix effects
+50
Forex impact
+29
Forex impact between US$ and each local currency
Q1 FY3/2006
1,019
700
800
900
1,000
1,100
(US$ million)

(Reference) International Tobacco Business - Net sales excluding tobacco excise tax from JPY 98.6 billion to JPY 106.5 billion (up JPY 7.8 billion)

- JPY/US$ foreign exchange rate: from US$1 = JPY 107.36 to US$1 = JPY 104.55 (up JPY 2.81)

MEET YOUR DELIGHT JT

Q1 FY3/2006 Results

* International Tobacco Business - EBITDA
  from US$ 206 million to US$ 274 million (up US$ 68 million)



Q1 FY 3/2005
206
Volume effect
+10
Unit price and product mix effects
+38
Forex impact
+3
Others
+17
Q1 FY 3/2006
274
Forex impact between US$ and each local currency
100
150
200
250
300
(US$ million)

(Reference) International Tobacco Business-EBITDA *1: from JPY 18.7 billion to JPY 24.8 billion (up JPY 6.0 billion)
International Tobacco Business-Operating income: from JPY 13.8 billion to JPY 19.5 billion (up JPY 5.7 billion)

- Depreciation and amortization*2: from JPY 4.9 billion to JPY 5.3 billion (up JPY 0.3 billion)
- JPY/US$ foreign exchange rate: from US$1=JPY 107.36 to US$1=JPY 104.55 (up JPY2.81)

*1 After royalty payment *2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

Q1 FY3/2006 Results

* Pharmaceuticals Business - Net Sales
  from JPY 13.2 billion to JPY 13.6 billion (up JPY 0.3 billion)



Q1 FY3/2005
13.2
Torii Pharmaceutical Co. Ltd. (non-consolidated)
(0.7)
Income from Viracept Royalties, etc.
+1.1
Q1 FY3/2006
13.6
10.0
11.0
12.0
13.0
14.0
15.0
(JPY billion)

Q1 FY3/2006 Results

- Pharmaceuticals Business - EBITDA
  from JPY -0.3 billion to JPY 0.8 billion (up JPY 1.1 billion)



Q1 FY3/2005
(0.3)
Decrease in R&D expenses (non-consolidated)
+0.4
Increase in sales, etc.
+0.6
Q1 FY3/2006
0.8
(0.6) (0.4) (0.2) 0.0 0.2 0.4 0.6 0.8 1.0
(JPY billion)

- Pharmaceuticals Business - Operating income
  from JPY -1.2billion to JPY +0.03 billion (up JPY 1.2 billion)
  - Depreciation and amortization*:from JPY 0.8 billion to JPY 0.8 billion (down JPY 0.08 billion)

*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

17

Q1 FY3/2006 Results

- Foods Business – Net Sales
  from JPY 65.3 billion to JPY 69.1 billion (up JPY 3.7 billion)



Q1 FY3/2005
65.3
Frozen processed foods
+0.5
Seasonings
(0.1)
Bakery
+0.1
Chilled processed foods
+0.7
Beverages (VM sales)
+1.7
Beverages (general sales)
+1.1
Others
(0.2)
Q1 FY3/2006
69.1
60.0 65.0 70.0
(JPY billion)

18

Q1 FY3/2006 Results

- **Foods business - Operating Income from JPY 0.9 billion to JPY 1.0 billion (up JPY 0.06 billion)**



1.2
Marginal profit increase
0.2
Marginal profit decrease
1.25
Fixed costs increase
0.1
Fixed costs decrease
0.25
Decrease in amortization of goodwill and other expenses etc.
Processed Food Business
Beverage Business
Overall expense
0.5
1.0
1.5
2.0
2.5
(JPY billion)
Q1 FY3/2005
JPY 0.9billion
Q1 FY3/2006
JPY 1billion

- **Foods business - EBIDA from JPY 2.4 billion to JPY 2.4 billion (up JPY 0.04 billion)**
  - Increase in Operating Income (JPY 0.06 billion) included the effect of decrease in depreciation and amortization* (JPY 0.01billion)

*Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of good will

Q1 FY3/2006 Results

- Recurring Profit
- Net Income



Q1 FY3/2005
65.5
Increase in operating income
+18.0
Non-operating income and loss
+0.7
Q1 FY3/2006
84.3
20.0
40.0
60.0
80.0
100.0
(JPY billion)
Increase in interest and dividend income, increase in charge for obligations under the Public Official Mutual Assistance Association Law, etc.
Q1 FY3/2005
43.3
Increase in recurring profit
+18.8
Extraordinary profit/loss and income taxes
(14.6)
Q1 FY3/2006
47.5
0.0
20.0
40.0
60.0
80.0
(JPY billion)
Increase in profit on sales of fixed assets (JPY +0.9 billion), increase in loss on sales of fixed assets (JPY -1.8 billion), increase in loss on disposal of fixed assets (JPY -0.3 billion), increase in business restructuring costs (JPY -3.6 billion), loss on impairment of fixed assets (JPY -1.3 billion), increase in income taxes (JPY -8.7 billion), etc.

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 2 below are set out in EXHIBIT A hereto)

1. Report of the State of Repurchase of the Company's Own Shares dated July 5, 2005

2. Revisions of Beneficial Ownership Reports dated August 2, 2005

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Consolidated Financial Results for the first quarter period of the year ending March 2006

2. Press Release

	Date	Title
1)	08/01/2005 (08/1/2005)	JT Reports International Tobacco Business Results of First Half 2005

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of the State of Repurchase of the Company's Own Shares dated July 5, 2005

   Report of the State of Repurchase of the Company's Own Shares, required by Art. 24-6-1 of the Securities and Exchange Law, stating the conditions of repurchase, possession, disposal of the Company's Own Shares from June 1, 2005 to June 24, 2005 filed with the Director of Kanto Local Finance Bureau.

2. Revisions of Beneficial Ownership Reports dated August 2, 2005

   Revisions of Beneficial Ownership Reports, required by Art. 27-25 of the Securities and Exchange Law, filed with the Director of Kanto Local Finance Bureau on December 5, 1990 and December 11, 1991 of Yuki Gosei Kogyo Co., Ltd. and Tokyo Automatic Machinery Works, Ltd., respectively. Revisions here show the changes in corporate names and addresses of companies, which own the concerned shares jointly with the Company, after their consolidation, not their shareholding ratios.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.